                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                                BROOKE GROUP LTD.
                                -----------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   112525-10-0
                                   -----------
                                 (CUSIP NUMBER)


                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                BROOKE GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                         MIAMI, FL 33131 (305) 579-8000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 NOT APPLICABLE
                                 --------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                          PAGE 2 OF 7 PAGES

================================================================================
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                  Bennett S. LeBow
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group*
                                                                        (a) [ ]2
                                                                        (b) [ ]3
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds*

--------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]5
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization
                                                  United States
================================================================================

Number of                   7     Sole Voting Power
                                                          8,473,008
                    ------------------------------------------------------------
Shares                      8     Shared Voting Power
                                                            547,000
                    ------------------------------------------------------------
Beneficially                9     Sole Dispositive Power  8,473,008
Owned by Each
                    ------------------------------------------------------------
Reporting Person            10    Shared Dispositive Power  547,000

================================================================================

11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          9,020,008
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]7
 -------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                           43.07%
--------------------------------------------------------------------------------
14      Type of Reporting Person*                           IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 112525-10-0                                          PAGE 3 OF 7 PAGES


        PRELIMINARY STATEMENT:

                This Amendment No. 5 amends the Schedule 13D filed by Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-4 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. ("BGL"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

                Item 5 is hereby amended as follows:

       ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                (a) As of October 15, 1998, the Reporting Person was the
                    indirect beneficial owner of, in the aggregate, 9,020,008 shares of Common Stock (the "Shares"), which constituted approximately 43.07% of the 20,943,730 shares of Common Stock outstanding as of September 14, 1998 (as reported in BGL's Proxy Statement dated September 15, 1998).

                (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over 8,473,008 shares of Common Stock through LeBow Limited Partnership, a Delaware limited partnership ("LLP"). LeBow Holdings, Inc., a Nevada corporation ("LHI"), is the general partner of LLP. The Reporting Person is a director, officer and sole shareholder of LHI. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the "Foundation"), of which the Reporting Person and family members serve as directors and executive officers, owns 547,000 shares of the Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of Common Stock. The Foundation's principal business and office address is 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

                (c) On September 15, 1998, LLP donated 160,000 shares of Common
                    Stock to the LeBow Family Irrevocable Trust, a trust established for the benefit of certain members of the Reporting Person's family. The Reporting Person does not possess voting power or dispositive power with respect to the trust's shares.

                Item 6 is hereby amended as follows:

       ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                (a) As of October 15, 1998, 8,031,800 shares of Common Stock are pledged by LLP to U.S. Clearing Corp. to secure a margin loan to the Reporting Person in the amount of approximately $2,150,000.

                (b) On July 20, 1998, the Company granted a non-qualified stock option to the Reporting Person pursuant to the Brooke Group Ltd. 1998 Long-Term Incentive Plan (the "Plan"). The grant of the option to the Reporting Person was conditioned upon the approval of the Plan by the Company's stockholders, which approval was granted at the Company's annual meeting on October 15, 1998. Under the option, the Reporting Person has the right to purchase 2,500,000 shares of Common Stock at an exercise price of $9.75 per share (the fair market value of a share of Common Stock on the date of grant). The option has a ten-year term and becomes exercisable as to one-fourth of the aggregate shares covered thereby on each of the first four anniversaries of the date of grant. However, any then unexercisable portion of the option will immediately vest and become exercisable upon (i) the occurrence of a "Change in Control" or (ii) the termination of the Reporting Person's employment with the Company due to death or disability. Upon the termination of the Reporting Person's employment for any reason, any then unexercisable portion of the option will be forfeited and cancelled by the Company. The Reporting Person's right to exercise any then exercisable portion of the option will terminate nine months after the date of termination (but not beyond the stated term of the option). If the Reporting Person dies or becomes disabled, he (or his estate or other legal






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                                  SCHEDULE 13D
CUSIP NO. 112525-10-0                                          PAGE 4 OF 7 PAGES


                    representative), to the extent the option is exercisable immediately prior to the date of his death or disability, will be entitled to exercise the option for a one-year period following the date of his death or disability (but not beyond the stated term of the option).

                Item 7 is hereby amended as follows:

        Item 7. MATERIAL TO BE USED AS EXHIBITS

                Exhibit 5: Brooke Group Ltd. 1998 Long-Term Incentive Plan
                           (incorporated by reference to the Appendix to BGL's Proxy Statement dated September 15, 1998, Commission File No. 1-5759).

                Exhibit 6: Stock Option Agreement, dated July 20, 1998,
                           between BGL and the Reporting Person.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:          October 16, 1998




                                                   /s/ Bennett S. LeBow
                                                   ----------------------------
                                                         Bennett S. LeBow